Exhibit 99.5

Curaleaf Completes Acquisition of Alternative Therapies Group's Cultivation and Processing Operations

WAKEFIELD, Mass., Nov. 5, 2020 /CNW/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading vertically integrated cannabis operator in the United States, today announced the successful completion of the Company's acquisition of Alternative Therapies Group's ("ATG") licensed cultivation and processing operations in Amesbury, Massachusetts as of November 3, 2020. Curaleaf

Joseph Lusardi, Chief Executive Officer of Curaleaf, stated, "With the acquisition of ATG's grow and processing operations, we'll be adding 53,600 square feet of capacity to our existing 104,000 square feet capacity in Massachusetts. The Amesbury facility is fully built out, operational, and will be immediately accretive to our production capabilities in Massachusetts, which, according to Cannabis Benchmarks, currently commands the second highest wholesale flower prices in the nation."

Combined with Curaleaf's current cultivation facility in Webster, Massachusetts, the ATG acquisition brings Curaleaf's total cultivation capacity in the state to 157,600 square feet. The integration of the new operations establish Curaleaf as the only cannabis provider in Massachusetts approved for two adult-use cultivation licenses, two adult-use processing licenses, and the maximum-permitted three adult-use dispensary licenses. In connection with the acquisition, ATG's dispensaries located in Amesbury, Salisbury and Salem have been spun off and continue to operate under the ATG brand.

Curaleaf is vertically integrated in Massachusetts, including licensed cultivation and manufacturing facilities as well as operating four dispensary locations. The Company dispensary footprint includes two adult-use locations in Provincetown and Ware, a co-located medical and adult-use dispensary in Oxford, and a medical dispensary in Hanover. In July of 2020, Curaleaf announced the continued expansion of its Select brand offerings into new markets, including Massachusetts, with the launches of its Select Elite and Select Nano Gummies. Select, America's #1 Cannabis Oil Brand, is a nationally recognized brand that maintains peak industry-standard practices for quality control to ensure the best product experience possible. As a recognized industry leader, Select has gained popularity in medical as well as adult-use markets and is now available in 15 states and is on track to become the first nationally recognized consumer cannabis brand.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is the leading vertically integrated U.S. multi-state cannabis operator with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high- growth cannabis company known for quality, expertise and reliability, the company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 95 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,000 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

FORWARD LOOKING STATEMENT

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the ability of Curaleaf to successfully integrate the business of ATG. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Dan Foley, VP, Finance and Investor Relations IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications media@curaleaf.com

SOURCE Curaleaf Holdings, Inc.

Related Links

https://www.curaleaf.com/